Exhibit 99.2

ALLIANCE GAMING CORPORATION

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

1.                                       Members.  The Nominating and Corporate Governance Committee shall consist of at least three or more members who shall be appointed by and serve at the pleasure of the Board of Directors.  Each member must be a director who meets the New York Stock Exchange definition of “independence,” as determined by the Board.  The Board shall designate one member as the committee’s chair.

2.                                       Purpose, Duties, and Responsibilities.  The Committee shall be responsible for assisting the Board of Directors in identifying, screening, and recommending qualified candidates to serve as directors of the Company and for considering and making recommendations to the Board concerning the Company’s corporate governance policies, principles and guidelines, including, but not limited to, the appropriate size, function and needs of the Board.  Specifically, the Committee shall have the authority and responsibility to:

a.                                       Identify individuals qualified to become Board members, consistent with criteria approved by the Board.

b.                                      Recommend that the Board select director nominees for election or re-election to the Board at each annual meeting of the shareholders of the Company.

c.                                       Recommend that the Board select director nominees for election by the Board to fill vacancies occurring on the Board.

d.             Consider shareholder nominees.

e.                                       Recommend to the Board the selection criteria to be used by the Committee in seeking nominees for election to the Board.

f.                                         Aid in attracting qualified candidates to serve on the Board.

g.                                      Review any outside directorships in other public companies held by any officer of the Company or other key Company management personnel.

h.                                      Monitor and recommend the functions of the committees of the Board.

i.                                          Recommend members of the committees of the Board.

j.                                          Advise on changes in director compensation.

k.                                       Recommend to the Board the structure and schedule of Board meetings.

l.                                          Consider matters of corporate governance, and develop and recommend to the Board and periodically review the Company’s corporate governance principles.

m.            Review periodically the Company’s shareholder rights plan.

n.             Review periodically the Company’s director retirement policies.

o.                                      Consider and recommend to the Board candidates for succession at the Chairman of the Board and the Chief Executive Officer levels, including whether or not the role of the Chairman and Chief Executive Officer should be separate or combined.

p.                                      Review periodically with the chief executive officer the succession plans relating to the positions held by executive officers of the company (other than the chairman and the chief executive officer), and make recommendations to the Board with respect to the selection of individuals to occupy these positions.

q.             Oversee the evaluation of the Board and management.

r.                                         Report Committee actions to the Board.

s.                                       Evaluate the performance of the Committee annually.

t.                                         Make such additional reports and recommendations to the Board as the Committee may see fit within the scope of its functions.

u.                                      Perform such other duties and responsibilities as may be assigned to the Committee from time to time by the Board or the Board Chairman.

v.                                      Appoint one or more subcommittees composed of one or more directors and delegate any of its duties and responsibilities to such subcommittees, as the Committee may from time to time deem appropriate.

w.                                    Delegate any of its duties and responsibilities to officers of the company or other key company management personnel, as the Committee may from time to time deem appropriate, except that the Committee shall not delegate its duties and responsibilities under paragraph 2.b and 2.c..

x.                                        Retain, consult with, and seek advice from appropriate management personnel, outside consultants, auditors, actuaries, investment managers, or attorneys, on any of its duties and responsibilities, as the Committee may from time to time deem appropriate.  If the Committee engages a search firm to identify director candidates, the Committee shall have sole authority to retain and terminate the firm, including sole authority to approve the firm’s fees and other retention terms.

3.                                       Meetings.  The Committee shall meet as often as it deems necessary or appropriate, in its judgment, but not less than two times per year, either in person or telephonically, and at such times and places as the Committee determines.  The Committee shall report to the full Board with respect to each meeting and shall make such reports to shareholders as are required by applicable regulations or as are deemed advisable in the Committee’s judgment.  A majority of the members of the Committee shall constitute a quorum.